Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA
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                                                                                                       9 March 2007


Dear Mr. Spirgel,

On behalf of Hanif Lalani, Group Finance Director, I would like to acknowledge receipt of the Securities and Exchange Commission's
(the "SEC" or "Staff") comments dated 2 March 2007 on the Form 20-F of British Telecommunications plc for the year ended 31 March
2006.

We received your letter by fax on 9 March 2007 and request that you allow us until 30 March 2007 to respond to the questions raised.
We would also like to make the Staff aware that our Form 20-F for the year ended 31 March 2007 is expected to be filed on 30 May
2007.

If you would like to discuss this matter in further detail please do not hesitate to contact Hanif Lalani by telephone on
+44 20 7356 5511 or myself on + 44 20 7356 4963.
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Yours sincerely,


/s/ John Wroe
Director Group Financial Control & Treasury